August 26, 2008

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarter Ended May 3, 2008
File Number 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated August 18, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.

We have included the text of the Staff’s comments preceding each of the Company’s responses.  Set forth below are the Company’s responses to the comments presented in your letter.

Form 10‑K for the Fiscal Year Ended February 2, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.         We note your response to our prior comment 4 regarding the impact on retail store operations of your merger with May Department Stores Company.  When discussing current operating results compared to the prior period in future filings, please also explain the reasons for the continuing decline in gross margin.  Also, with respect to the decrease in net sales from 2006 to fiscal 2007, your response states 90 stores were closed.  Please reconcile the 90 stores closed to the 18 stores you disclose as closed in your response to our prior comment 2 within the store activity data for 2007.

Response:  In response to the Staff’s comment, in future filings in respect of periods in which material changes in gross margin occur, the Company will disclose any material factors that it is able to identify as having resulted in such changes.

With respect to the Staff’s reference to a “continuing decline in gross margin,” it is the Company’s opinion that the fluctuations between the gross margins as a percent to sales for all periods presented in the 2007 Form 10-K are not material.  In this regard, the Staff is supplementally advised that the recurring gross margin rate as a percent to sales was 40.7% for 2005, 40.6% for 2006 and 40.4% in 2007.

The Company’s response to prior comment 4 in respect of the decrease in net sales from 2006 to 2007 noted that the Company closed approximately 90 stores between January 28, 2006 and February 2, 2008. This figure was taken from Note 3 to the Company’s consolidated financial statements, which appears on page F-18 of the 2007 Form 10-K.  In retrospect, because the applicable portion of the Company’s response to prior comment 4 addressed the decrease in net sales from 2006 to 2007, it would have been more appropriate for the Company’s response to have referred only to the 35 stores closed in fiscal 2006 and 2007.  The other stores included in the approximately 90 store figure were taken out of the store count on January 28, 2006 (the last day of fiscal 2005), and would have been shown as stores closed in 2005 had the tabular presentation included fiscal 2005, but did not affect the comparability of fiscal 2007 net sales to fiscal 2006 net sales.  The Company apologizes for any confusion that it may have created.

2.         We also note from your response to our prior comment 4 the discussion regarding the announcement and the actions being taken in certain markets to implement the “My Macy’s” localization initiative.  Please disclose your estimate of the costs of this initiative and explain how you anticipate measuring the effectiveness of the program.  Please also clarify the date you commenced the program and the number of stores impacted.

Response:  The divisional consolidations and My Macy’s initiatives described at pages 17-18 of the 2007 Form 10-K are closely related initiatives in that, among other things, the localization inherent in the My Macy’s initiative reduces the need for divisional infrastructure.  As such, the costs of the two initiatives are discussed collectively in the 2007 Form 10-K.  For example, the $150 million of estimated one-time costs disclosed on page 17 includes the estimated one-time costs associated with the My Macy’s initiative (primarily relocation, sign-on bonus and retention payments and training).  Given the related nature of the divisional consolidations and the My Macy’s initiatives, the Company believes that the foregoing presentation is appropriate.

The Staff is supplementally advised that effectiveness of the My Macy’s initiative will be measured on the basis of sales, gross margin and operating income.  The Staff is also supplementally advised that the new localization structure was announced in February 2008 and was in place by May 2008, but due to the lead-time for merchandise orders the full impact will not be realized until Fall 2009, and that the localization initiative impacted approximately 240 store locations and approximately 20% of the Company’s sales volume.

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

3.         We note your response to our prior comment 6 regarding the inclusion of all internet sales and mail order sales in the calculation of comparable store sales data.  With a view towards transparency, please revise your calculation of comparable store data to exclude all internet and mail order sales for all periods presented or disclose two calculations with and without the internet and mail order sales in future filings.  Please show us what your disclosure will look like revised using fiscal years 2007, 2006 and 2005.

Response:  The Company reiterates that Internet sales are an integral component of department store sales and that including all Internet sales in the calculation of comparable store sales is appropriate because (a) this is the manner in which the Company calculates its comparable store sales to measure its performance, (b) Internet customers can return merchandise at the retail store locations, impacting the retail store locations net sales, (c) the retail store locations can place Internet orders via newly deployed point-of-sale registers and kiosks in the stores for home delivery, (d) Internet sales are “constant” during the periods being compared and, accordingly, should not be excluded for this purpose, and (e) the Company believes that the purpose of this measure is to isolate, through exclusion, the effects on sales of stores opened or closed during the periods being compared.  Moreover, because the Company presents comparable store sales as a supplement to the financial presentation required by GAAP and the rules of Commission, the Company believes that it has discretion to define the measure as it deems appropriate, so long as the definition is disclosed and is not misleading.

In this regard, the Company proposes to supplement its comparable store sales disclosure in future filings with language similar to the following:

The Company calculates comparable store sales as sales from the continuing businesses of stores in operation throughout the periods being compared and all Internet and mail order sales, as adjusted for the impact of the fifty‑third week in 2006.  Definitions and calculations of comparable store sales differ among companies in the retail industry.

4.         We note your response to our prior comment 7.  As discussed in previous years in comments by the staff, you disclose the dollar amount that net sales changed during each period, but consistently do not clarify or quantify in dollars for investors the primary business reasons for the change.  Since you state new store operating results is not a significant contributor to the change each period in net sales, we believe you should then quantify each period the dollar change from comparable store sales and the dollar change in internet and mail order sales to comply with Item 303(a)(3) of Regulation S-K.  Please revise your disclosure accordingly.

Response:  Please see the Company’s response to comment 3.  In addition, with respect to your reference to Item 303(a)(3) of Regulation S-K, please note that, in the Company’s judgment, neither the dollar amounts of comparable store sales nor the dollar amounts of direct-to-customer sales is a component of the Company’s total revenue that needs to be separately described in order to understand the Company’s results of operations.

Merchandise Inventories, page 25

5.         We note your response to our prior comment 9 regarding your disclosure relating to the amount of actual inventory shrinkage compared to estimates made by management.  Please explain why you do not record an estimate of shrinkage each accounting period based on historical experience.  If you do, please revise your disclosure to clarify this fact.  Please also tell us and disclose if the actual amount of inventory shrinkage represents a material adjustment to inventory.

Response:  The Staff is supplementally advised that the estimated amount of shrinkage (which is recorded for each accounting period) and any variances between estimated amounts and actual amounts is immaterial, both for interim periods and at year end.  In future filings of its Form 10-K, the Company proposes to include disclosure if the actual amount of inventory shrinkage represents a material adjustment to inventory and to include disclosure similar to the following with respect to shrinkage generally:

Physical inventories are generally taken within each merchandise department annually, and inventory records are adjusted accordingly, resulting in the recording of actual shrinkage.  While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that are intended to minimize shrinkage.  Physical inventories are taken at all store locations for substantially all merchandise categories approximately two weeks before the end of the fiscal year.  Shrinkage is estimated as a percentage of sales at interim periods and for this approximate two-week period, based on historical shortage rates.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

6.         We note your response to our prior comment 14 regarding the manner in which you now manage retail store operations and the related compliance with the segment reporting requirements of SFAS 131.  Tell us how you measure the performance of each operating segment and the responsible divisional manager.  Please confirm that each divisional manager reports to the Chief Operating Decision Maker.  Given the new organizational and management structure, please provide for all periods presented copies of recent internal reports presenting the sales and gross margins for the seven operating segments being aggregated for reporting purposes.  Please also further explain how you concluded all of the economic characteristics of the operating divisions of Macy’s Direct and Bloomingdale’s Direct, when compared to the retail stores, met the aggregation requirements outlined in paragraph 17 of SFAS 131.

Response:  The performance measurements of each operating division and responsible divisional manager include sales and gross margin performance.  The Chairmen of Bloomingdale’s (which includes Bloomingdale’s Direct), Macy’s Central, Macy’s East, Macy’s Florida, and Macy’s West report to Sue Kronick, Corporate Vice Chair of the Company, who reports to Terry Lundgren, the Company’s Chairman, President and Chief Executive Officer, and chief operating decision maker.  The Chairman of Macy’s Direct reports to Terry Lundgren.

The Company continues to conclude that all of its operating divisions are considered one reporting segment, and that this conclusion is consistent with the principles and objectives of aggregation under paragraph 17 of SFAS No. 131.  As previously stated, for all periods presented, the sales growth or decline and related gross margin performance for all identified operating divisions, including Macy’s Direct and Bloomingdale’s Direct, were materially similar.  Additionally, the merchandise mix of these direct businesses and the retail stores is not materially different.  In fact, the majority of merchandise offered by the direct-to-customer businesses is purchased from the same vendors that supply the retail stores and merchandise for certain major families of business are purchased by the same buyers as the retail stores.  The customers of these direct-to-customer businesses and the retail stores have similar demographics and customer lists are shared.  In addition, Macy’s Direct and Bloomingdale’s Direct accept the credit cards of Macy’s and Bloomingdale’s, respectively, and customers can return merchandise purchased from the direct-to-customer businesses to the related retail stores.  The methods used to distribute products do not differ materially enough to disqualify the aggregation criteria, as the retail stores also take Internet orders at point-of-sale registers and Internet kiosks and over the phone and ship product to customers in the same manner as the direct-to-customer businesses.  In addition, all big ticket furniture and most bridal registry purchases made at the retail stores are shipped to customers in the same manner as the direct-to-customer businesses and customers have the option of having any product purchased at a retail store point-of-sale register to be shipped directly to the customer’s home or as a gift to a third party.

The internal reports requested by the Staff are being provided to the Staff, on a supplemental and confidential basis, under separate cover.

Note 5.  Accounts Receivable, page F-21

7.         We note your responses to our prior comments 13 and 17 regarding your responsibilities under the Program Agreement with Citibank and the related disclosure of the amount of income earned under this agreement.  Please tell us and revise your disclosure to disclose for all periods presented the amount of income earned under the Program Agreement which is netted against selling, general and administrative expenses, or provide us support that the amount of income earned under the Program Agreement with Citibank for all periods presented is not material.  Refer to paragraph 17 of SFAS 140.

Response:  The Company continues to believe that there is no GAAP or Commission reporting requirement mandating the disclosure of amounts earned under the Program Agreement, based on the materiality of the Program Agreement’s contribution to selling, general and administrative expenses.

The Company does not expect that the income earned under the Program Agreement will fluctuate significantly from year to year.  However, in the future, if the amount of income earned under the Program Agreement differs materially between periods, the Company will make appropriate disclosures.

As support for the Company’s conclusion regarding materiality, the amounts earned under the Program Agreement for the periods presented in the 2007 Form 10-K are being provided to the Staff, on a supplemental and confidential basis, under separate cover.

Form 10-Q, for the quarter ended May 3, 2008, filed June 9, 2008

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

8.         We understand you recorded a $50 million non-cash asset impairment charge related to certain private label brands during the second quarter 2008.  In this regard, we note your continued decline in store operating results, negative comparable stores sales performance and your shares of common stock are trading at a price much lower than a year ago.  Along with lower consumer confidence and an unfavorable retail climate, there are key indicators warranting a close review of the $9.6 billion in goodwill and other indefinite-lived intangible assets for impairment.  Please provide us your analysis of your annual impairment review performed at the end of the fiscal month of May 2008 along with any analysis performed in the last quarter of the fiscal year ended February 2, 2008.  Refer to paragraphs 26 through 28 of SFAS 142.

Response:  The analyses requested by the Staff are being provided to the Staff, on a supplemental and confidential basis, under separate cover.

Item 6.  Exhibits

Exhibits 31.1 and 3l.2

9.         Please delete the title of each officer from the first sentence of each certification that you file.  The certification filed should be in the exact format as provided by Item 601(b)(31) of Regulation S-K.  Please confirm the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-Q for the fiscal quarter ended May 3, 2008.

Response:  The Company notes the Staff’s comment and in future filings will revise the certifications accordingly.  The Company also confirms that the inclusion of the titles of its certifying officers was not intended to limit the capacity in which those individuals provided their certifications.

*       *       *       *       *       *       *

The Company hereby acknowledges that:

•                    The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/Mark E. Betzen

Mark E. Betzen

cc:        Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.